-Sungold Responds To Declining Share Price; CEO Updates Projects That Are Currently In Development-

TORONTO, ON: MAY 3, 2006-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)

In response to today’s downturn in share price, company management wishes to explain that it is unaware of any business events that could be construed as negative or would cause a decline in the share price.

Keith Blackwell, Sungold’s CEO says that the company is working on several fronts and on multiple projects concurrently. One such project is the new marketing initiative of appointing Regional Simulcast Hubs for defined geographic areas in North America, a concept designed to expedite legalizing Horsepower® World Pool in these regions. “ The appointed racetrack will partner with our company in applying to the relevant authorities responsible for legislating the Horsepower® game, and will also assist in our sales and marketing efforts to other racetracks in their designated region!” said Mr. Blackwell.

Additionally, the company has been working to develop other ancillary revenue streams, including the concept of establishing a print media advertising division within their subsidiary Racing Unified Network (R.U.N.) Inc. “We have proposed quite successfully to several industry leading racing publications to act as a media sales agent for them. Our company will introduce new advertisers to these publications while at the same time establish contacts with these same advertisers who will become the backbone of the video stream ads that cycle between the Horsepower® World Pool races. We have a unique product and a highly experienced staff and we can bundle video stream, flash and print advertising to the racing industry while providing a service to the mediums we are working with”, adds Keith.

Additionally, the Horsepower® World Pool game, which until recently has been developed and tested using simulated interfaces with pari-mutuel tote systems, has now successfully completed the first of three phases of testing these interfaces with an actual installed tote system, with the results being positive and as expected.

“This week the company published its Management Discussion and Analysis report (MD&A) and interim financial statements for the six months ended February 28, 2006, where we indicated in the Overview section that Sungold has assembled a strong management and advisory team and considers that it has made important progress in each of the areas of its five strategic objectives”, said Mr. Blackwell.

The Management Discussion and Analysis and interim financials are available for viewing at www.sedar.com and www.sec.gov/edgar.html

About Sungold International Holdings Corp.:

Sungold is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network, (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.
For more information please contact:

John McDermott
Vice President, Public Relations
1-888-SUNINTL
jmcdermott@sungoldintl.com

Cynthia DeMonte
DeMonte Associates Ltd.
575 Madison Avenue-Suite 1006
New York, NY 10022
212-605-0525
cdemonte@aol.com